FOR IMMEDIATE RELEASE

ADDITIONAL INFORMATION OF THE MADECO’S AGREEMENT WITH NEXANS

(Santiago, CHILE, November 16, 2007) Madeco S.A. (“Madeco” or “the Company”) (NYSE ticker: MAD) reported today the following information to the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Superintendency, or “SVS”):

Yesterday in Paris, Madeco and Nexans concluded a Framework Agreement, whereby it was agreed to transfer all the assets of Madeco’s cable units in Chile, Argentina, Peru, Brazil and Colombia to Nexans, at a price of US$448 million plus 2.5 million shares of Nexans, totaling approximately US$823 million.

Madeco complements this given information as follows:

  According to the Framework Agreement, Nexans commits to propose a Madeco’s representative in its Board during the shareholders’ meeting to be carried out in March 2008;

  The financial effects arising from the transaction between Madeco and Nexans would produce an estimated profit of USD 283 million, based on the balance of the book value of assets and liabilities involved in the operation as of September 30, 2007. The estimated profit will be conditioned by the change of value that the factors involved in the transaction can experience between this date and the closure date of the operation. All these effects are being analyzed and will be reviewed by our External Auditors, Ernst & Young, in order to determine the financial effect that the transaction will generate to the Company;

  The signing of the Framework Agreement with Nexans will begin a due diligence process, which will be extended for the period and deadlines established in the Framework Agreement. In case mentioned due diligence was satisfactory to both parties, the final agreement will be implemented in June 2008;

  Madeco S.A. would proceed to separate the cable business units in Chile and Argentina incorporating new subsidiaries. It should also be noted that, because this operation involves the sale of approximately 60% of the Company’s assets, a future Extraordinary Shareholders' Meeting will be arranged in order to agree this issue.

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For further information contact:

Pablo Araya Magna
Head of Investor Relations
Tel. : (56 2) 520-1380
Fax : (56 2) 520-1545
E-mail : ir@madeco.cl
Web Site : www.madeco.cl

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Madeco formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open anonymous corporation according to Chilean law. Currently it has operations in Chile, Brazil, Peru, Colombia and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging and wrappers for mass consumer products, such as foods, sweets and cosmetics. More information on www.madeco.cl

Nexans is the world largest cable company, with industrial presence in over 30 countries and over 21 thousand employees. It is the single largest buyer of copper in the world. With sales of nearly US$11 billion in 2006. Nexans trade its shares on the stock market in Paris. More information on www.nexans.com

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today’s date, including, but not limited to, changes in company strategy, or in capital spending, or reflect the occurrence of unanticipated events.